United States securities and exchange commission logo





                               May 27, 2020

       James C. O'Rourke
       Chief Executive Officer and President
       The Mosaic Company
       101 East Kennedy Blvd, Suite 2500
       Tampa, Florida 33602

                                                        Re: The Mosaic Company
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed Febriary 20,
2020
                                                            File No. 001-32327

       Dear Mr. O'Rourke:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019 Filed February 20, 2020

       Item 1. Business, page 1

   1. Please expand your disclosure of material information about reserves to include the cutoff grade and mineral price
assumptions for all of the mineral reserves that you report.
       Mosaic Fertilizantes Segment, page 16

   2. We note your disclosure of mineral reserves for your Brazilian phosphate and potash mines. Please forward
to our engineer as supplemental information and not as part of your filing, the
information that establishes the legal, technical, and economic feasibility of your materials
designated as reserves, as required by paragraph (c) of Industry Guide
                                                        7. The information
requested includes, but is not limited to:

                                                            Property and
geologic maps
 James C. O'Rourke
FirstName LastNameJames C. O'Rourke
The Mosaic Company
Comapany NameThe Mosaic Company
May 27, 2020
May 27, 2020 Page 2
Page 2
FirstName LastName
              Description of your sampling and assaying procedures

              Drill-hole maps showing drill intercepts

              Representative geologic cross-sections and drill logs

              Description and examples of your cut-off calculation procedures

              Cutoff grades used for each category of your reserves and resources

              Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

              A detailed description of your procedures for estimating reserves

              Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans including the cash flow analyses

              A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

         Please provide the name and phone number for a technical person our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.

3. Please separate your mineral reserves into individual proven or probable categories unless the difference in degree of assurance between the two classes of reserves cannot be readily defined. See the Instructions to paragraph (b)(5) of Industry Guide 7. Notes to the Consolidated Financial Statements
26. Business Segments, page F-88

4. You state on page F-22 that you sell most of your export sales of potash crop nutrients through a North American export association, Canpotex. On page F-89 you disclose that you recorded Canpotex sales of $952 million in 2019, which appears to be included in your Net Sales line item on your Statements of Operations. You also state on pages F-56-
         F-57 that you account for your 36.2% interest in Canpotex under the equity method of accounting. Please clarify for us your accounting treatment relating to your interest in Canpotex. In this respect, tell us why your net sales relating to Canpotex do not appear to be included in the line item "Equity in net earnings (loss) of nonconsolidated companies" on your Statements of Operations. If you believe the presentation of the $952 million in Net Sales is appropriate, please clarify how your accounting treatment for the
         Canpotex sales complies with ASC 606.
 James C. O'Rourke
The Mosaic Company
May 27, 2020
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at (202) 551-3660 or Mary Mast at (202) 551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 or Craig Arakawa at (202) 551-3650 with any other questions.



FirstName LastNameJames C. O'Rourke                       Sincerely,
Comapany NameThe Mosaic Company
                                                          Division of
Corporation Finance
May 27, 2020 Page 3                                       Office of Life
Sciences
FirstName LastName